FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	July 17, 2012
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Produces 2.1 Million Silver Equivalent Ounces in Second Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its three mines in Mexico for the second quarter ending June 30, 2012 reached 2,102,222 equivalent ounces of silver, representing a 14% increase compared to the same quarter in 2011.

The total silver production for the quarter consisted of 1,917,248 ounces of silver, representing an 8% increase compared to the same quarter in 2011. In addition, 3,005,209 pounds of lead and 1,423,890 pounds of zinc was produced representing an increase of 116% and 5,355% respectively, compared to the same quarter in the previous year. Also, 533 ounces of gold was produced, representing an increase of 58% compared to the second quarter of 2011. No production from Silvermex Resources Inc. (“Silvermex”) was included in First Majestic’s second quarter operations as the acquisition closed on July 3, 2012, after the quarter was closed.

Following the recent closing of the Silvermex acquisition, the Company’s 2012 production guidance has been adjusted for the additional production from the La Guitarra Silver Mine as well as other operational improvements at the existing operations. The Company now expects to produce between 8.3 to 9.1 million pure silver ounces, up from the previous 2012 guidance of 8.2 to 8.7 million silver ounces. Total silver equivalent production is now expected to be between 9.1 to 9.7 million ounces, up from the previous guidance of 8.8 to 9.3 million equivalent ounces.

Production Details Table:

Consolidated (all mines)	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011	% Variance
Ore processed / tonnes milled	615,799	482,077	28%
Total production - ounces of silver equivalent	2,102,222	1,843,830	14%
Silver ounces produced (pure silver)	1,917,248	1,780,379	8%
Combined Silver Grades (g/t)	164	198	(17)%
Combined Silver Recoveries (%)	59%	58%	1%
Pounds of lead produced	3,005,209	1,392,132	116%
Equivalent ounces from lead	91,669	42,305	117%
Pounds of zinc produced	1,423,890	26,103	5355%
Equivalent ounces from zinc	42,459	680	6144%

Gold ounces produced	533	337	58%
Equivalent ounces from gold	35,070	15,825	122%
Equivalent ounces from iron	15,776	4,642	240%

Other Developments:

The severe drought conditions throughout much of Mexico and parts of the southern United States have left many communities, farming areas, cattle ranches and mining operations without normal water supplies. Second quarter production results at San Martin were lower, by approximately 80,000 ounces, due to the local Bolaños River, which supplies water to the region becoming completely dry. First Majestic acted quickly to assist the town of San Martin de Bolaños by building a 10 kilometre pipeline from a water source near the mine. The excess water was used for the milling operations which is now back to normal conditions. In addition, the seasonal rains have begun in the region resulting in the Bolaños River now being full of water relieving the need for the pipeline which can now be used as a back-up system for the future.

Over two years ago, First Majestic anticipated the importance of water conservation in Mexico. The Company’s first mitigation effort was the installation of the tailings filtration system at the La Encantada operation which resulted in over 80% of the water being re-used in the milling operations. Due to the successful retention of water from the application of these filters, this same application was added to the recent expansion at the La Parrilla Silver Mine. These new filters are now fully operational, and are now saving over 80% of the water previously used at La Parrilla. In addition, the Del Toro Silver Mine, which has been under construction now for 15 months, will also be using the same tailings filtration system, and the San Martin mill is planning to install the same technology in 2013.

First Majestic has taken other important steps to protect the water supplies of our communities and for our operations by not only installing filtration systems to recirculate water, but also constructing sewage treatment facilities. The first example of this program was the construction of the sewage water treatment facility in the town of Chalchihuites. Previously, this sewage water was dispersed into the nearby streams negatively impacting the regional environment. Not only will this new sewage water treatment facility prevent regional environmental problems, this facility will also deliver gray water back to the milling operation at Del Toro.

In addition, First Majestic has signed an agreement with the town of San Martin de Bolaños in order to complete the construction of a sewage treatment facility which was abandoned several years ago. This facility is expected to be operational within six months, saving water and preserving the environment.

Due to the benefits for the communities and the Company resulting from First Majestic’s conservation methods, the Company has adopted a policy of installing tailings filtration systems and sewage water treatment facilities at each of its mining operations.

The total ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 615,799 tonnes milled representing an increase of 10% over the previous quarter. The average head grade in the quarter for the three mines decreased by 7% over the previous quarter to 164 g/t of silver. The combined silver recoveries increased from 57% in the first quarter to 59% in the second quarter of 2012.

The Company's underground development in the second quarter consisted of 13,627 metres, reaching a total of 27,870 metres in the first half of 2012. There were 35,965 metres of diamond drilling completed in the quarter compared with 29,194 metres of diamond drilling in the first quarter 2012 representing a 23% increase, reaching a total of 65,159 metres in the year. The expanded exploration program consists of definition drilling to define Reserves and Resources at the Company's three operating mines, to assist in mining activities and at the Del Toro Silver Mine which is being prepared for production in the fourth quarter of 2012. The Company currently has 19 diamond drill rigs operating.

At the La Encantada Silver Mine:

  On April 19th, 2012, a third ball mill was successfully installed and became fully operational on May 1st, bringing the fresh mine ore milling capacity to 1,800 tpd, an increase of approximately 80% when compared to the first quarter of 2012. The increase in processing ore from the mine relative to ore from tailings assisted in improving overall grades and recoveries at the processing plant. Silver recoveries in the month of June reached 55% for several days at the mill and it is anticipated that these increased levels will continue for the remainder of the year, based on the increased mix of fresh ore versus the old tailings.

  As previously disclosed, underground development is currently focused on areas within the mine that contain lower levels of manganese to assist in higher recovery rates. The primary areas of focus have been the San Francisco vein and the Milagros Breccia pipe. Once fully developed in the third quarter, these areas will come into production and is anticipated to result in an overall higher grade and higher recovery for the operation.

  Due to the extensive underground exploration program underway, a new breccia pipe was discovered in the second quarter. This new discovery is currently being tested and initial preliminary results are proving positive for additional silver reserves. Three diamond drill rigs are currently active at La Encantada, two on surface and one underground. A new NI 43-101 Technical Report is expected to released prior to the end of the first quarter of 2013.

  A total of 5,451 metres have been drilled in the second quarter compared to 6,038 metres of drilling in the first quarter of 2012. A total of 3,535 metres of underground development was completed in the second quarter compared to 3,921 metres of development in the first quarter of 2012, a decrease of 10% over the prior quarter. During the first six months of 2012, a total of 11,489 metres of diamond drilling has been completed and a total 7,456 metres of underground development has been completed.

At the La Parrilla Silver Mine:

  The new dual-circuit 2,000 tpd mill (1,000 tpd flotation and 1,000 tpd cyanidation), which replaced the old 850 tpd mill, is now fully operational and averaged 2,040 tpd in the second quarter. At the newly designed run rate of 2,000 tpd, it is anticipated that La Parrilla will produce in the range of 3.0 to 3.2 million ounces of silver equivalent annually.

  The new tailings filters were installed and became fully operational at the end of the second quarter. These tailing filters reduce the need for new water supply by re-circulating over 80% of the water back through the milling process. The end result produces a dry tailings paste which requires a smaller land footprint compared to slurry, or wet tailing ponds. In addition, the risk of groundwater contamination is virtually eliminated. La Parrilla is now the second operation under control by First Majestic that utilizes this new environmentally friendly technology.

  An aggressive exploration program with diamond drilling, both underground and on surface, has indicated the continuation of the Rosarios vein system both at depth and along strike which is connecting the San Marcos vein with the Rosarios vein system.

  Five diamond drill rigs are currently operating, four on surface and one underground. The total metres drilled during the second quarter amounted to 6,816 metres compared to 5,569 metres drilled in the previous quarter. Development completed in the quarter totaled 5,247 metres compared with 5,039 metres developed in the previous quarter.

  As part of the expansion program, an intensive underground development program and a new ramp system is under construction including a new production shaft. Once completed, an underground rail system connecting the different operations to the shaft will be constructed. This investment will improve logistics, transportation of ore and is expected to ultimately reduce cash costs.

  Following the conclusion of a regional geophysics program in the second quarter, a regional exploration drill program designed to target geological anomalies in far reaching areas within La Parrilla’s large 69,460 hectare land package will commence for the first time. These regional anomalies, never explored by modern techniques, will be drilled during the second half of 2012. The results of this exciting program are expected to be released in late 2012 in an updated NI 43-101 Technical Report.

At the San Martin Silver Mine:

  During the quarter, the Bolaños Mining District experienced drought conditions causing a shortage of water which had a negative effect on production of approximately 80,000 ounces in the quarter. These conditions have now returned to normal due to the recent season rains that have come to the area.

  Two new large leaching tanks are currently under construction replacing some older and smaller tanks. This program is part of First Majestic’s regular campaign of improving operations by replacing older equipment with newer, cleaner and more efficient systems. Further improvements are scheduled which will include, new clarification filters, tailings filters to recirculate water and improve environmental conditions.

  The early results of the exploration drilling program at the Rosarios/Huichola veins have returned very positive results; showing the definition of a new North/South system of veins that were previously unknown. Five drill rigs are currently active within the San Martin property. The Company is planning to release on a new NI 43-101 Technical Report prior to the end of 2012.

  Total metres drilled in the second quarter amounted to 12,066 metres compared to 9,205 metres drilled in the previous quarter. In addition, 2,172 metres of development were completed in the second quarter of 2012 compared with 2,526 metres of development in the first quarter of 2012.

At the Del Toro Silver Mine:

  Construction and development at the Del Toro Silver Mine is well underway with initial production expected to reach 1,000 tpd in the fourth quarter of 2012, 2,000 tpd by the end of 2013, and 4,000 tpd by mid-2014.

  After the completion of the platform construction at the mill site in the first quarter, foundations were poured at the crushing, flotation and thickener areas in the second quarter. In addition, mechanical installation also began at the crushing, flotation and thickeners areas.

  Construction of the sewage water treatment plant was completed during the first quarter and was tested during the second quarter. Once the mill construction is completed, First Majestic is looking forward to being able to recirculate the waste water from the area back into a collection facility for treating and reuse not only saving the environment but also conserving water in the region.

  Six drill rigs are active; three on surface and three underground. During the quarter, thirty holes were completed for a total of 11,632 metres. Drilling continues in order to infill previous holes, and test for additional resources and to upgrade previously defined measured and indicated resources.

  Underground development is continuing into the very prospective Perseverancia mine which is turning out to be very successful. The San Nicolas discovery was intersected in November 2011 due to this focus. The Company will be releasing a newly updated NI 43-101 Technical Report by the end of the third quarter to include some of this new resource and improved metallurgical results.

  Development at the San Juan mine for preparation for the upcoming production stage continued during the quarter, including a new pump station, new powder magazines and the initial work of a new underground shop. The total development at Del Toro for the second quarter was 2,673 metres for a total of 5,430 metres for the first half of the year.

  The permitting process is continuing with the Mexican government authorities to complete the permitting process for the cyanidation circuit and enlarged processing facilities at Del Toro and approval is expected in the third quarter.

Silvermex Acquisition:

La Guitarra Silver Mine:

  First Majestic management has been following developments at the La Guitarra mine for over five years. An aggressive exploration program is being evaluated to be developed in the multiple areas of interest covered by the 39,714 hectares of mining claims within the Temascaltepec mining District.

  The Company plans to maintain production levels at current levels of 350 tpd to the end of 2012.

  Following the acquisition, a development program is being defined to prepare the mine for a first ramp up stage in which, by the first quarter of 2013, throughput is planned to reach 500 tpd through flotation.

  The concentrates being produced at La Guitarra are being shipped to the La Parrilla for leaching in the cyanidation process and will convert this production into doré bars to reduce smelting and refining costs and improve economics.

  Permitting for a 1,000 tpd cyanidation processing facility will commence in the next few months with a planned commencement of construction in the third quarter of 2013.

  At 1,000 tpd through cyanidation, production is expected to reach 2 million ounces of annual silver doré production per year.

Rosario Silver Mine and other assets:

  First Majestic is reviewing the exploration program for the Rosario and San Juan properties in the Sinaloa Mexico area to commence during 2013. The Company is assessing the other properties acquired by the Silvermex acquisition to define if these additional properties fit within the Company's portfolio.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2011, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.